Exhibit 4.7

dated as of February 1, 2008

CONFIDENTIAL

Private Equity Management Group, Inc., as Agent

under the below-referenced Credit Agreement

1 Park Plaza, Suite 550

Irvine, California 92614

Attention: Peter Paul Mendel, Esq., General Counsel

Re:	FEE LETTER

Ladies and Gentlemen:

Reference hereby is made to that certain Second Lien Credit Agreement, dated as of even date herewith (the “Credit Agreement”), among Bakers Footwear Group, Inc., a Missouri corporation (“Borrower”), the lenders signatory thereto (the “Lenders”), and Private Equity Management Group, Inc., a Nevada corporation, as the arranger and administrative agent for the Lenders (“Agent”). Capitalized terms used herein but not specifically defined herein shall have the meanings ascribed to them in the Credit Agreement.

In connection with the Credit Agreement, Borrower hereby agrees to pay to Agent the following fees, which fees shall be for its sole and separate account and not the account of any Lender:

1.       Advisory Fee. An advisory fee of $300,000, which fee shall be due and payable in full on the Closing Date.

2.       Prepayment Premium. If Borrower has sent a notice of termination pursuant to the provisions of Section 3.5 of the Credit Agreement, or if Borrower prepays the Term Loan as provided in Sections 2.4(d)(i) or 2.4(e) of the Credit Agreement, then on the date set forth as the date of termination of the Credit Agreement in such notice or on the date of prepayment, as applicable, Borrower shall pay to Agent, in cash, the Applicable Prepayment Premium. In the event of the termination of the Credit Agreement and repayment of the Obligations at any time prior to the Maturity Date, for any other reason, including (a) termination upon the election of the Required Lenders to terminate after the occurrence and during the continuation of an Event of Default, (b) foreclosure and sale of Collateral, or (c) sale of the Collateral in any Insolvency Proceeding, then, in view of the impracticability and extreme difficulty of ascertaining the actual amount of damages to the Lender Group or profits lost by the Lender Group as a result of such early termination, and by mutual agreement of the parties as to a reasonable estimation and calculation of the lost profits or damages of the Lender Group,

Private Equity Management Group, Inc., as Agent

As of February 1, 2008

Borrower shall pay to Agent, in cash, the Applicable Prepayment Premium, measured as of the date of such termination. For purposes of this section, “Applicable Prepayment Premium” means, as of any date of determination, an amount equal to (x) during the period of time from and after the Closing Date up to the date that is the first anniversary of the Closing Date, 3% times the outstanding principal balance of the Term Loan on the date immediately prior to the date of determination; (y) during the period of time from and after the first anniversary of the Closing Date up to the date that is the second anniversary of the Closing Date, 2% times the outstanding principal balance of the Term Loan on the date immediately prior to the date of determination; and (z) during the period of time from and after the second anniversary of the Closing Date up to the date 90 days prior to the Maturity Date, 1% times the outstanding principal balance of the Term Loan on the date immediately prior to the date of determination.

3.       Audit, Appraisal, and Valuation Charges. Audit and appraisal fees and charges in an amount not to exceed $10,000 in any period of 12 consecutive months as follows: (i) a fee of $850 per day, per auditor, plus out-of-pocket expenses for each financial audit of Borrower performed by personnel employed by Agent, and (ii) the reasonable out-of-pocket charges paid or incurred by Agent if it elects to employ the services of one or more third Persons, selected by Agent, to perform financial audits of Borrower, to appraise the Collateral or any portion thereof; provided, however, that so long as no Event of Default shall have occurred and be continuing, Borrower shall not be obligated to reimburse Agent for more than 2 audits during any calendar year, more than 1 appraisal of any Collateral during any calendar year.

Borrower shall pay all amounts due and payable hereunder to Agent in the manner set forth in the Credit Agreement. Agent hereby is expressly authorized by Borrower to charge such amounts due and owing to the Loan Account in accordance with the terms of the Credit Agreement.

Borrower hereby acknowledges and agrees that each fee payable hereunder is fully earned and non-refundable on the date such fee is due and payable as provided above and that each such fee constitutes Obligations and is in addition to any other fees payable by Borrower under the Credit Agreement or any other Loan Document.

This letter agreement is the Fee Letter referred to in the Credit Agreement, shall be construed under and governed by the laws of the State of California, and may be executed in any number of counterparts and by different parties on separate counterparts. Each of such counterparts shall be deemed to be an original, and all of such counterparts, taken together, shall constitute but one and the same agreement. Delivery of an executed counterpart of this letter by telefacsimile shall be equally effective as delivery of a manually executed counterpart.

The contents of this letter are confidential. This letter shall not be disclosed or displayed or its contents otherwise disclosed to any third Person without the prior written consent of Agent, except as required by law.

[Signatures continued on next page]

Very truly yours,

BAKERS FOOTWEAR GROUP, INC.

By:	/s/ Peter Edison
Title:	Chairman, CEO and President

Accepted and agreed to

as of the date first above written:

PRIVATE EQUITY MANAGEMENT GROUP, INC.,
as Agent

By:	/s/ Danny Pang
Title:	Chairman, CEO

[Signature Page to the Fee Letter]